SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – TEF- Negotiation offer GVT	3

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RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event distributed by Telefónica on August 28, 2014 Telefónica, S.A. informs that Vivendi, S.A. has agreed to grant exclusivity to Telefónica, S.A. and Telefónica Brasil, S.A, for negotiating, during a period of three months, the offer submitted by these companies for the acquisition of the company Global Village Telecom S.A. (GVT).

See attached presentation of the proposed transaction.

Madrid, August 29, 2014

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Creating the Leading Integrated Telco in Brazil 29 August 2014 Telefónica, S.A. Investor Relations

Disclaimer This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Investor Relations Telefónica, S.A.

TELEFÓNICA Transaction Summary Telefónica and Telefónica Brasil have entered into an exclusivity agreement with Vivendi in relation to their binding offer to acquire 100% of GVT Total implied consideration for 100% of GVT of €7.45bn, through a combination of cash and a stake in the enlarged Telefónica Brasil (i) €4.66bn of cash, financed through a capital increase at Telefónica Brasil (ii) 12.0% stake in the enlarged Telefónica Brasil (after capital increase) Key Terms Telefónica offered Vivendi the opportunity to swap, a 4.5% stake in the enlarged Telefónica Brasil in return for a voting stake of 8.3% in Telecom Italia held by Telefónica Vivendi to decide at the time of signing of the definitive agreements if it wishes to receive the Telecom Italia shares Cooperation between Telefónica and Vivendi’s subsidiaries globally for the distribution of media content Transaction to unlock significant value, with synergies of at least €4.7bn NPV Exclusivity period of 3 months Signing of definitive agreements after Vivendi’s workers’ council review Expected Key Dates Telefónica Brasil shareholders’ approval required at Telefónica Brasil’s General Meeting Transaction expected to close in mid 2015, following clearance from relevant authorities Investor Relations Telefónica, S.A.

TELEFÓNICA Proposed Transaction Structure Transaction Summary Post Capital Raise and 1 Pre Transaction Structure 2 Contribution in Kind Total consideration of €7.45bn Acquisition of GVT by Telefónica Brasil for a combination of cash and a stake in the enlarged Telefónica Brasil i. €4.66bn in cash, financed through a capital increase at Telefónica Brazil ii. 12.0% stake in the enlarged Telefónica Brasil (after capital increase) Vivendi could request that, Telefónica exchanges 1,110m Telecom Italia ordinary shares (8.3% of voting capital) it owns for 4.5% stake in the enlarged Telefónica Brasil Telefónica Public Vivendi Telefónica Public Vivendi ON: 81% ON: 7% ON: 12% 100% PN: 57% PN: 31% PN: 12% T: 65% T: 23% T: 12% ON: 92% ON: 8% PN: 65% PN: 35% T: 74% T: 26% Telefónica Enlarged Telefónica GVT Brasil Brasil Optional: TI/TEF Brasil Optional: Final Ownership 3 4 Share Swap Structure Telefónica Public Vivendi ON: 12% PN 0.7% ON: 93% ON: 7% ON: 0% PN: 58% PN: 31% PN: 11.3% Telefónica Vivendi T: 70% T: 23% T: 7.4% 8.3% of TI ordinary shares Enlarged Telefónica Brasil Investor Relations Telefónica, S.A.

TELEFÓNICA Transaction Rationale 1 GVT’s Strong NGN with more than 10.4m Homes Passed in 152 cities/21 Brazilian states Attractive More than 2.5m UBB clients (86%>10Mbps), of which 92% outside Sao Paulo Standalone Sustained double-digit growth (26% revenue CAGR 10-13) with further potential Business Strong management track record underpinned by impressive operating and financial performance 2 Creating a Leading integrated operator with nationwide footprint and a 29% revenue share Leading Integrated ? Leader in mobile and UBB, well positioned in high value segments in both services Operator with ? Enables Telefónica Brasil to offer high quality quad-play products Nationwide Accelerating growth profile both at Telefónica and Telefónica Brasil Footprint and Reinforced competitive positioning: Focus in high value ? Mobile: bundling services and supporting LTE deployment by leveraging GVT’s segments extensive fiber network? Fixed in Sao Paulo: optimizing fiber deployment by transferring operational best practices to VIVO ? Corporate/SME: improving profitability, competitive positioning and quality of services by migrating to owned infrastructure Investor Relations Telefónica, S.A.

TELEFÓNICA Transaction Rationale (Cont’d) 3 NPV of total synergies of at least €4.7bn, net of integration costs Value Crystallization ? Net savings from year one through ? Annual run-rate of operating and revenue synergies of at least €450 m; c70% of Significant run-rate synergies by year 2017 Synergies Revenue synergies (20% of the total):? Cross-selling synergies on similar customers profile, corporate and wholesale? Improved customer satisfaction and loyalty OpEx and CapEx synergies (49% of the total): >€4.7 bn? Leveraging GVT’s fibre network for LTE deployment? Lower direct costs as a result of higher scale Incremental value from additional financial, fiscal and other synergies (31% of the total) Highly experienced management team with a proven track record of integration 4 Value Creation Accelerating growth profile for Telefónica Unlocks significant value for Telefónica Brasil shareholders Brasil Improved profitability and enhanced cash flow generation for enlarged entity Shareholders Increases financial flexibility, with no incremental leverage Maintaining optionality for potential additional sector evolution 5 Accelerating growth profile Value Creation for Telefónica Unlocks significant value for Telefónica shareholders Shareholders Credit-neutral financing structure, allowing leverage ratios to improve while improving market positioning in a core market Positive impact on Telefónica’s cash flow generation profile FCF accretive from year 1 of full operation Investor Relations Telefónica, S.A.

TELEFÓNICA 2 Leading Integrated Telco Operator in Brazil Total accesses – 1Q 2014 (000’s) Source: Company filings, Anatel and Teleco; Converted to € using average 2013 R$/€ FX rate 1. Considers retail and corporate segments; Considers América Móvil Brazil only; Considers Oi standalone Investor Relations Telefónica, S.A.

TELEFÓNICA 2 Leading Integrated Telco Operator in Brazil (cont’d) Source: Company filings, Anatel and Teleco; Converted to € using average 2013 R$/€ FX rate 1. Considers retail and corporate segments; Considers América Móvil Brazil only; Considers Oi standalone Investor Relations Telefónica, S.A.

TELEFÓNICA 3 Identified Synergies of at Least €4.7bn NPV Telefónica Brasil to leverage GVT’s extensive metro fiber network to significantly improve its mobile backhaul outside Network of Sao Paulo (material increase in sites connected via fiber) Combination Telefónica Brasil and GVT to consolidate and jointly plan their backbone to reduce present/future overlap and 3rd Operating & party leases Revenue Synergies of at Vivo and GVT to combine their product portfolio and least commercial capabilities to drive ARPU increase and churn €3.2 bn NPV Increase Wallet reduction by maximizing penetration of fixed and mobile Share in High- products on their combined customer base Value Segment + Vivo and GVT to combine and jointly develop the pay-TV Sustainable TV Additional business shortening significantly the time to achieving Business Financial, Fiscal sustainable scale and eliminating duplicated investments & other Development synergies of €1.5 bn NPV GVT to remain as a separate business unit during an initial period to preserve its performance and operating model, Corporate which may limit some short-term synergies Structure Investor Relations Telefónica, S.A.

TELEFÓNICA 3 Synergies Value of at Least €4.7bn NPV €bn % of Total 28% 21% 20% 31% Synergies Network Other Direct SG&A Opex Capex Operating Revenue Total Financial, Total costs Synergies Synergies Synergies Synergies Operating Fiscal & Other Synergies and Revenue Synergies Synergies NPV at least €4.7bn: ?Net savings from year one ?Run-rate operating and revenue synergies at least €450 MM from year 2020; c70% of run rate by 2017 1. 2014 EUR / BRL of 3.0 Investor Relations Telefónica, S.A.

TELEFÓNICA 4 Attractive Transaction for Telefónica Brazil Shareholders Pro forma Financial Impact on Telefónica Brazil Source: Broker consensus, not adjusted for differences in accounting policies 1. Defined as OIBDA-Capex 2. 2015 (post includes run rate synergies) Investor Relations Telefónica, S.A.

TELEFÓNICA 5 Attractive Transaction for Telefónica Shareholders Pro forma Financial Impact on Telefónica Group Revenues OIBDA TEF Stand-alone GVT incremental growth Synergies incremental growth Source: Broker consensus 1. 1. Defined as OIBDA-Capex FCF Accretion from year 1 of full operation(3) 2. 2015 (post includes run rate synergies) 3. Based on run-rate synergies Investor Relations Telefónica, S.A. 12

TELEFÓNICA 6 Transaction Entirely Financed with Equity Transaction entirely financed with equity at both Telefónica and Telefónica Brasil to strengthen Telefónica’s capital structure The cash consideration to Vivendi will be fully financed through a capital Telefónica Cash increase at Telefónica Brasil Commitment Telefónica will subscribe its proportionate share of 73.9%, or €3.4 bn, which, in turn, will be funded through a capital increase at Telefónica level Transaction to strengthen Telefónica’s balance sheet Consolidation of GVT financials and value creation from synergies with no incremental debt Key Considerations Reduction of net debt / EBITDA ratio Positive metric impact in short term keeping strong liquidity to accommodate next years debt maturities Investor Relations Telefónica, S.A.

TELEFÓNICA Expected Transaction Timetable Expected Timeline 28 August 2014 Nov 2014 Mid 2015 Signing of Exclusivity Signing of Definitive Telefónica Brasil EGM Agreement Agreements Key Milestones Sep/Oct 2014 H2 2014 Mid 2015 Mid 2015 French workers’ Telefónica Brasil EGM Regulatory approvals Closing council review expected Exclusivity Period Investor Relations Telefónica, S.A.

TELEFÓNICA Closing Remarks: The Perfect Fit A natural strategic move in a core market to improve market positioning and growth profile while improving financial flexibility In each of its top 3 markets (Spain, Brazil, Germany) Telefónica to be the leader in subscribers and network quality Creating a leading integrated Telco in Brazil with a nationwide footprint and high value customer profile, in the largest telecoms market in LatAm Significant value creation through at least €4.7bn NPV synergies crystallization Reinforces Telefónica’s geographical diversification towards key markets Transaction to strengthen Telefónica’s balance sheet, improving leverage Substantial value creation for Telefónica and Telefónica Brazil shareholders Improving growth profile and market positioning, while maintaining intact further optionality Enhancing cash flow generation profile Accretive for Telefónica FCF from year one Investor Relations Telefónica, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 29, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors